

October 10, 2012

<u>Via E-mail:</u>
Wang Xiaochu
Chief Executive Officer
China Telecom Corporation Limited
31 Jinrong Street, Xicheng District
Beijing, People's Republic of China 100033

      Re: China Telecom Corporation Limited
               Form 20-F for the fiscal year ended December 31, 2011
               Filed April 30, 2012
               Response dated September 12, 2012
               File No. 1-31517

Dear Mr. Wang:

We have reviewed your response letters dated July 26, 2012 and September 12, 2012 and have the following comments. As noted in our letter dated July 12, 2012, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2011

Item 5. Operating and Financial Review and Prospects

1. We note your response to comment 3 from our letter dated August 7, 2012. Please revise in future filings to clearly disclose and quantify each material factor that contributed to changes in selling, general and administrative expense. In this regard, if material, you should discuss the impact of costs of terminal equipment offered as part of a promotional package to your customers for free or at a nominal amount to promote the Group's telecommunication services.

Notes to Financial Statements

Note 2. Significant Accounting Policies, page F-14

2. We note your response to prior comment 3 from our letter dated September 7, 2012. In future filings, please revise to disclose the costs of terminal equipment (mobile handsets) offered as part of a promotional package included in the consolidated statements of comprehensive income as "selling, general and administrative expense" for all years presented.

Please file all correspondence over Edgar. You may contact Christy Adams, Senior Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director